

July 28, 2016

<u>Via E-mail</u>
Mr. Roland Sackers
Managing Director and Chief Financial Officer
Qiagen N.V.
Hulsterweg 82
5912 PL Venio
The Netherlands

> **Re: Qiagen N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 000-28564**

Dear Mr. Sackers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We note your receipt of a Warning Letter from the Food and Drug Administration dated May 16, 2016. The Warning Letter cites particular concerns regarding your QuantiFERON-TB Gold test, including quality system violations and repeated complaints of high false positive rates. According to your earnings calls for the fourth quarter of 2015 and the first quarter of 2016, the QuantiFERON-TB Gold test accounts for 10% of your total sales and is growing. Please supplementally tell us whether the receipt of the FDA warning letter and the reports of high false positive rates are events or uncertainties which could materially impact your company, including your results of operation or financial condition.

2. Given the current and growing importance of the QuantiFERON-TB Gold test, please tell us supplementally whether there are any related patents, trademarks, licenses or other agreements which are material to the company, and, if so, please include disclosure about

such material intellectual property or agreements in future filings.

3. Your website and QuantiFERON's website provide contact information for Syria and Sudan. Syria and Sudan are designated by the U.S Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not provide disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

4. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom at (202) 551-3658 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Erin Jaskot at (202) 551-3442, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance